JPMorgan Chase & Co.

Remembering Jim Crown

June 26, 2023

Dear colleagues,

It is with a very heavy heart that I share the news of the unexpected passing of our colleague and friend, Jim Crown. Jim passed away yesterday in an accident in Colorado, leaving us all in shock and mourning.

A member of our Board of Directors since 2004, Jim was a director of Bank One Corporation from 1991 to 2004. He has been a trusted advisor to me for nearly 20 years, playing a key role in helping our company navigate numerous business and economic challenges, most recently serving on our Public Responsibility and Risk Committees.

Jim’s business acumen was widely known and appreciated. He joined Henry Crown and Company, a privately owned company that invests in public and private securities, real estate and operating companies, in 1985. He had been its Chairman and Chief Executive Officer since 2018.

Jim’s many contributions extended well beyond business. He was a generous supporter of numerous organizations that uplifted our communities. Among many other important roles, he served as the Chairman of the Board of Trustees of the Aspen Institute and was a Trustee of the Museum of Science and Industry and of the University of Chicago.

We extend our deepest condolences to Jim's family and loved ones during this incredibly difficult time. Our thoughts are also with all of you who knew and loved Jim as much as I did. His heart and his wisdom will be profoundly missed.

Jamie

Chairman and CEO